Filed by Freeport-
McMoran Copper & Gold Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company:
Plains Exploration & Production Company
Registration Statement No. 333-185747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 17, 2013

FREEPORT-McMoRan COPPER & GOLD INC.

Delaware	001-11307-01	74-2480931
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 North Central Avenue, Phoenix, AZ 85004-2189

(Address of principal executive offices) (Zip Code)

(602) 366-8100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On April 17, 2013, in connection with the Agreement and Plan of Merger dated as of December 5, 2012 by and among Freeport-McMoRan Copper & Gold Inc. (FCX), Plains Exploration & Production Company and IMONC LLC, the board of directors of FCX approved amendments to FCX’s Amended and Restated By-Laws. Articles XI, XII and XIII were amended and new Articles XIV and XV were added to revise the description of the powers and duties of each of the Chairman of the Board, Vice Chairmen of the Board, Chief Executive Officer, Chief Executive Officer of the Oil and Gas business and President and to establish an Office of the Chairman, and other provisions were amended to make conforming changes.

A copy of FCX’s Amended and Restated By-Laws, as amended effective April 17, 2013, is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit included as part of this Current Report is listed in the attached Exhibit Index.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of FCX or PXP at the following:

Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
333 N. Central Ave. Phoenix, AZ 85004 Attention: Investor Relations Phone: (602) 366-8400 Email: ir@fmi.com	700 Milam, Suite 3100 Houston, TX 77002 Attention: Investor Relations Phone: (713) 579-6000 Email: investor@pxp.com

FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about PXP’s directors and executive officers is available in PXP’s proxy statement dated April 13, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEPORT-McMoRan COPPER & GOLD INC.

By:	/s/ C. Donald Whitmire, Jr.
C. Donald Whitmire, Jr.
Vice President and Controller -
Financial Reporting
(authorized signatory and
Principal Accounting Officer)

Date: April 17, 2013

EXHIBIT INDEX

3.1	Freeport-McMoRan Copper & Gold Inc. Amended and Restated By-Laws, as amended effective April 17, 2013

Exhibit 3.1

Freeport-McMoRan Copper & Gold Inc.

Amended and Restated By-Laws

ARTICLE I

Name

The name of the corporation is Freeport-McMoRan Copper & Gold Inc.

ARTICLE II

Offices

1. The location of the registered office of the corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, and the name of its registered agent at such address is Corporation Service Company.

2. The corporation shall in addition to its registered office in the State of Delaware establish and maintain an office or offices at such place or places as the Board of Directors may from time to time find necessary or desirable.

ARTICLE III

Corporate Seal

The corporate seal of the corporation shall have inscribed thereon the name of the corporation and the year of its creation (1987) and the words “Corporate Seal Delaware”. Such seal may be used by causing it or a facsimile thereof to be impressed, affixed, printed or otherwise reproduced.

ARTICLE IV

Meeting of Stockholders

1. Meetings of the stockholders shall be held at the registered office of the corporation in the State of Delaware, or at such other place as shall be determined, from time to time, by the Board of Directors.

2. The annual meeting of stockholders shall be held on such day at such time as may be determined from time to time by resolution of the Board of Directors. At each annual meeting of the stockholders they shall elect by a majority of the votes cast, by written ballot, and subject to the voting powers set forth in the Certificate of Incorporation, the successors of the directors whose term expires at such meeting, to hold office until the annual meeting of stockholders held in the year following their election and until their successors are respectively elected and qualified or until their earlier resignation or removal, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by plurality vote. In an uncontested election, any nominee for director who has a majority of votes cast “withheld” from his or her election shall promptly tender his or her resignation to the Board. The Nominating and Corporate Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision within 90 days from the date of the annual meeting of stockholders. Any director who tenders his or her resignation shall not participate in the Nominating and Corporate Governance Committee’s recommendation or the Board action regarding whether to accept or reject the tendered resignation. If each member of the Nominating and Corporate Governance Committee fails to be elected at the same election, the independent directors who were elected shall appoint a committee to consider the tendered resignations and recommend to the Board whether to accept or reject them. Any vacancies in the Board resulting from the failed election of a director under this section may be filled by a majority of the directors then in office, although less than a quorum, and each director so elected shall hold office until his or her successor has been elected and duly qualified. Any other proper business may be transacted at the annual meeting.

3. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the Certificate of Incorporation or by these By-Laws. If, however, such majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting (except as otherwise provided by statute), until the requisite amount of voting stock shall be present. At such adjourned meeting at which the requisite amount of voting stock shall be represented any business may be transacted which might have been transacted at the meeting as originally notified.

4. At all meetings of the stockholders, each stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than six months prior to said meeting, unless such instrument provides for a longer period. All proxies shall be filed with the secretary of the meeting before being voted.

5. At each meeting of the stockholders each stockholder shall have one vote for each share of stock having voting power, registered in his name on the books of the corporation at the record date fixed in accordance with these By-Laws, or otherwise determined, with respect to such meeting. Except as otherwise expressly provided by statute, by the Certificate of Incorporation or by these By-Laws, all matters coming before any meeting of the stockholders shall be decided by the vote of a majority of the number of shares of stock present in person or represented by proxy at such meeting and entitled to vote thereat, a quorum being present.

6. Notice of each meeting of the stockholders shall be given to each stockholder entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting. Such notice shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

7. Subject to such rights to call special meetings of stockholders under specified circumstances as may be granted to holders of any shares of Preferred Stock of the corporation pursuant to the provisions of Section (c) of Article FOURTH of the Certificate of Incorporation, special meetings of the stockholders may be called only by the Chairman of the Board, any Vice Chairman of the Board or the President of the corporation, or at the request in writing or by a vote of a majority of the Board of Directors, and not by any other persons. Any request for a special meeting made by the Board of Directors shall state the purpose or purposes of the proposed meeting.

8. Business transacted at each special meeting shall be confined to the purpose or purposes stated in the notice of such meeting.

9. The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting.

10. At an annual meeting of the stockholders, only business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who complies with the notice procedures set forth in this Section 10. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 90 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 10. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of the By-Laws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 10, a stockholder seeking to have a proposal included in the corporation’s proxy statement shall comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision).

                11. Only persons who are nominated in accordance with the procedures set forth in the By-Laws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 11. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 90 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the corporation’s books, of such stockholder and (ii) the class and number of shares of the corporation which are beneficially owned by such stockholder. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in the By-Laws. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-Laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

                12. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by stockholders having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE V

Directors

1. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors which may exercise all such powers and authority for and on behalf of the corporation as shall be permitted by law, the Certificate of Incorporation or these By-Laws.

2. The directors may hold their meetings and have one or more offices, and, subject to the laws of the State of Delaware, keep the stock ledger and other books and records of the corporation outside of said State, at such place or places as they may from time to time determine.

3. Any director may resign at any time by giving written notice of his resignation to the Board of Directors, to the Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer or the President. Any such resignation shall take effect upon receipt thereof by the Board, the Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer or the President, as the case may be, or at such later date as may be specified therein. Any such notice to the Board shall be addressed to it in care of the Secretary.

ARTICLE VI

Committees of Directors

1. By resolutions adopted by a majority of the whole Board of Directors, the Board may designate an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Corporate Responsibility Committee, and may designate one or more other committees, each such committee to consist of one or more directors of the corporation. The Executive Committee shall have and may exercise all the powers of the Board in the management of the business and affairs of the corporation (except as otherwise expressly limited by statute), including the power and authority to declare dividends and to authorize the issuance of stock, and may authorize the seal of the corporation to be affixed to all papers which may require it. The Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Corporate Responsibility Committee and each such other committee shall have such of the powers and authority of the Board as may be provided from time to time in resolutions adopted by a majority of the whole Board. Each committee shall report its proceedings to the Board when required.

2. The requirements with respect to the manner in which the Executive Committee and each such other committee shall hold meetings and take actions shall be set forth in the resolutions of the Board of Directors designating the Executive Committee or such other committee and in the charters of such committees as adopted by the Board of Directors.

ARTICLE VII

Compensation of Directors

The directors shall receive such compensation for their services as may be authorized by resolution of the Board of Directors, which compensation may include an annual fee and a fixed sum and expenses for attendance at regular or special meetings of the Board or any committee thereof. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE VIII

Meetings of Directors; Action Without a Meeting

1. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as may be determined from time to time by resolution of the Board.

2. Special meetings of the Board of Directors may be called by the Chairman of the Board, by any Vice Chairman of the Board, by the Chief Executive Officer or by the President on at least 24 hours’ notice to each director, and shall be called by the Chief Executive Officer, the President or the Secretary on like notice on the request in writing of any director. Except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these By-Laws, the purpose or purposes of any such special meeting need not be stated in such notice.

                3. At all meetings of the Board of Directors the presence in person of a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business and, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these By-Laws, if a quorum shall be present the act of a majority of the directors present at any meeting shall be the act of the Board.

4. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all the members of the Board or such committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board or committee. Any director may participate in a meeting of the Board, or of any committee designated by the Board, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this sentence shall constitute presence in person at such meeting.

ARTICLE IX

Advisory Directors

The Board of Directors may, from time to time as it deems appropriate by resolution adopted by a majority of the entire Board, appoint individuals as Advisory Directors. Each Advisory Director shall serve in such capacity at the pleasure of the Board of Directors. It shall be the duty of Advisory Directors to advise and provide general policy advice to the Board of Directors at such times and places and in such groups and committees as may be determined from time to time by the Board of Directors. Each Advisory Director shall, upon the invitation of the Board of Directors, have the privilege to receive notice of and to attend regular meetings of the Board of Directors or any committee of the Board for which such Advisory Director has been appointed to serve as an advisor or consultant, and may participate in all discussions occurring during such meetings in an advisory capacity. Advisory Directors shall not be entitled to vote on any matter brought before the Board of Directors or any committee thereof and shall not be counted for the purpose of determining whether a quorum of the Board of Directors (or any committee thereof) is present. No Advisory Director shall be deemed to be a Director of the corporation for any purposes whatsoever under any applicable law or under these by-laws. The compensation paid to Advisory Directors shall be determined from time to time by the Board of Directors.

ARTICLE X

Officers

1. The officers of the corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board, up to two executive Vice Chairmen, a Chief Executive Officer, a Chief Executive Officer of the Oil and Gas business of the corporation, a President, one or more Vice Presidents, a Secretary, and a Treasurer. The Board of Directors may also choose a non-executive Vice Chairman of the Board, one or more Executive Vice Presidents, one or more Senior Vice Presidents, a General Counsel, one or more Assistant Vice Presidents, a Controller and one or more Assistant Secretaries, Assistant Treasurers or Assistant Controllers, and such other officers as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be prescribed from time to time by the Board or by the Chairman of the Board. Any number of offices may be held by the same person.

2. Annually, the Board of Directors shall choose a Chairman of the Board from among the directors, and shall choose the remaining officers who need not be members of the Board except in the event they choose one or more executive Vice Chairmen of the Board.

3. The salaries of all officers of the corporation shall be fixed by the Board of Directors, or in such manner as the Board may prescribe.

4. The officers of the corporation shall hold office until their successors are respectively chosen and qualified, except that any officer may at any time resign or be removed by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board.

5. Any officer may resign at any time by giving written notice of his resignation to the Board of Directors, the Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer or the President. Any such resignation shall take effect upon receipt thereof by the Board, the Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer or the President, as the case may be, or at such later date as may be specified therein. Any such notice to the Board shall be addressed to it in care of the Secretary.

ARTICLE XI

Chairman of the Board; Office of the Chairman

The Chairman of the Board shall have the responsibility for the management of the affairs of the Board of Directors and shall preside at meetings of the stockholders and of the Board of Directors. Subject to the supervision and direction of the Board of Directors, he shall be responsible for managing the affairs of the corporation. He shall have general supervision and direction of all of the other officers of the corporation and shall have powers and duties usually and customarily associated with the office of Chairman of the Board. There shall be an Office of the Chairman, consisting of the Chairman of the Board, any executive Vice Chairmen, the Chief Executive Officer and the Chief Executive Officer of the Oil and Gas business of the corporation. The Chairman of the Board, in conjunction with the executive Vice Chairmen of the Board, shall develop and execute the business and financial strategy of the corporation which shall be presented to and authorized by the Board of Directors.

ARTICLE XII

Executive Vice Chairmen of the Board

The corporation may appoint up to two executive Vice Chairman of the Board. An executive Vice Chairman of the Board shall preside at meetings of the stockholders and of the Board of Directors at which the Chairman of the Board is not present. The executive Vice Chairmen of the Board shall have such duties and responsibilities as may be determined by the Chairman of the Board.

ARTICLE XIII

Chief Executive Officer

In the absence of the Chairman of the Board and the executive Vice Chairmen of the Board, the Chief Executive Officer shall preside at all meetings of the shareholders and directors at which the Chief Executive Officer is present. The Chief Executive Officer shall have general control and supervision of the policies and operations of the corporation and shall see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer shall manage and administer the corporation’s business and affairs and shall also perform all duties and exercise all powers usually pertaining to the office of a chief executive officer of a corporation. The Chief Executive Officer shall have the authority to cause the employment or appointment of such employees or agents of the corporation as the conduct of the business of the corporation may require, to fix their compensation, and to remove or suspend any such employee or agent, and, to the extent so authorized by the Board, to appoint, fix the duties of, and remove or suspend, subordinate officers of the corporation, and such other duties and responsibilities as may be determined by the Chairman of the Board.

ARTICLE XIV

Chief Executive Officer of the Oil and Gas Business

The Chief Executive Officer of the Oil and Gas business of the corporation shall manage and administer the corporation’s business and affairs with respect to its oil and gas operations. The Chief Executive Officer of the Oil and Gas business of the corporation shall have the authority to cause the employment or appointment of such employees or agents of the corporation as the conduct of the Oil and Gas business of the corporation may require, to fix their compensation, and to remove or suspend any such employee or agent, and, to the extent so authorized by the Board, to appoint, fix the duties of, and remove or suspend, subordinate officers of the corporation’s Oil and Gas business, and such other duties and responsibilities as may be determined by the Chairman of the Board.

ARTICLE XV

President

The President shall be the chief operating officer of the corporation, shall see that all orders and resolutions of the Board are carried into effect and shall perform such duties and exercise such powers as may be assigned to him or her from time to time by the Chairman of the Board. In the event of absence or disability of the Chief Executive Officer, the duties of the Chief Executive Officer shall be performed, and his or her powers may be exercised, by the President. The President shall have the duties and powers of the Treasurer if no Treasurer is elected and shall have such other duties and powers as the Board may from time to time prescribe.

ARTICLE XVI

Non-Executive Vice Chairman of the Board, Chief Financial Officer, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents

The non-executive Vice Chairman of the Board, Chief Financial Officer, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents shall have such powers and duties as may be delegated to them by the Board of Directors, the Chairman of the Board, the Office of the Chairman, the Chief Executive Officer or the President.

ARTICLE XVII

General Counsel, Secretary and Assistant Secretaries

1. The General Counsel shall have the powers and duties usually and customarily associated with the position of General Counsel. He shall have such other powers and duties as may be delegated to him by the Board of Directors or the Chairman of the Board.

2. The Secretary shall attend all meetings of the Board of Directors and of the stockholders, and shall record the minutes of all proceedings in a book to be kept for that purpose. He shall perform like duties for the committees of the Board when required.

3. The Secretary shall give, or cause to be given, notice of meetings of the stockholders and of the Board of Directors and of committees of the Board. He shall keep in safe custody the seal of the corporation, and when authorized by the Chairman of the Board, a Vice Chairman of the Board, the Chief Executive Officer, the Office of the Chairman, the President, an Executive Vice President, a Senior Vice President, a Vice President or the General Counsel, shall affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an Assistant Secretary. He shall have such other powers and duties as may be delegated to him by the Board of Directors or the Chairman of the Board.

4. The Assistant Secretaries shall, in case of the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and shall have such other powers and duties as may be delegated to them by the Board of Directors or the Chairman of the Board.

ARTICLE XVIII

Treasurer and Assistant Treasurers

1. The Treasurer shall have the custody of the corporate funds and securities, and shall deposit or cause to be deposited under his direction all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors or pursuant to authority granted by it. He shall render to the Chairman of the Board and the Board of Directors, whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall have such other powers and duties as may be delegated to him by the Board of Directors or the Chairman of the Board.

2. The Assistant Treasurers shall, in case of the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall have such other powers and duties as may be delegated to them by the Board of Directors or the Chairman of the Board.

ARTICLE XIX

Controller and Assistant Controllers

1. The Controller shall maintain adequate records of all assets, liabilities and transactions of the corporation, and shall see that adequate audits thereof are currently and regularly made. He shall disburse the funds of the corporation in payment of the just obligations of the corporation, or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. He shall have such other powers and duties as may be delegated to him by the Board of Directors or the Chairman of the Board.

2. The Assistant Controllers shall, in case of the absence of the Controller, perform the duties and exercise the powers of the Controller, and shall have such other powers and duties as may be delegated to them by the Board of Directors or the Chairman of the Board.

ARTICLE XX

Agents and Representatives

The Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the Chief Executive Officer of the Oil and Gas business of the corporation, the President, any Executive Vice President, any Senior Vice President or any Vice President, the General Counsel, together with the Secretary or any Assistant Secretary, are authorized and empowered in the name of and as the act and deed of the corporation, to name and appoint general and special agents, representatives, and attorneys to represent the corporation in the United States or in any foreign country, and to prescribe, limit and define the powers and duties of such agents, representatives and attorneys, and to grant, substitute, revoke, or cancel, in whole or in part, any power of attorney or other authority conferred on any such agent, representative, or attorney. All powers of attorney or other instruments which may be executed pursuant to this provision shall be signed by the Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the Chief Executive Officer of the Oil and Gas business, the President, any Executive Vice President, any Senior Vice President, or any Vice President, the General Counsel, and by the Secretary or an Assistant Secretary and the seal of the corporation shall be affixed thereto. No further authorization by the Board of Directors shall be necessary in connection with the foregoing, it being intended that this By-Law shall constitute full and complete authority by which the officers above mentioned may act for the purposes aforesaid.

ARTICLE XXI

Certificates of Stock

The shares of the corporation shall be uncertificated or shall be represented by certificates signed in the name of the corporation. The certificates for shares of stock of the corporation shall be numbered and shall be entered on the books of the corporation as they are issued. The certificated shares shall exhibit the holder’s name and number of shares and shall be signed by the Chairman of the Board, a Vice Chairman of the Board, the Chief Executive Officer, the President, an Executive Vice President, a Senior Vice President or a Vice President and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary. The signature of any such officers may be facsimile if such certificate is countersigned by a transfer agent other than the corporation or its employee or by a registrar other than the corporation or its employee. In case any officer who has signed or whose facsimile signature has been placed on any such certificate shall have ceased to be such officer before such certificate is issued, then, unless the Board of Directors shall otherwise determine and cause notification thereof to be given to such transfer agent and registrar, such certificate may be issued by the corporation (and by its transfer agent) and registered by its registrar with the same effect as if he were such officer at the date of issue.

ARTICLE XXII

Transfers of Stock

1. Upon surrender to the corporation or the transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered holder of uncertificated shares such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

2. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send, or cause to be sent, to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the Delaware General Corporation Law or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights.

ARTICLE XXIII

Fixing Record Date

                In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than 60 days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day preceding the day on which notice is given, or, if notice is waived, at the close of business on the day preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE XXIV

Registered Stockholders

The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

ARTICLE XXV

Checks

All checks, drafts and other orders for the payment of money, and all promissory notes and other evidences of the corporation shall be signed by such officer or officers or such other person or persons as may be designated by the Board of Directors or pursuant to authority granted by it.

ARTICLE XXVI

Fiscal Year

The fiscal year shall begin the first day of January in each year.

ARTICLE XXVII

Notices and Waivers

1. Whenever by statute or by the Certificate of Incorporation or by these By-Laws it is provided that notice shall be given to any director or stockholder, such provision shall not be construed to require personal notice, but such notice may also be given in writing, by mail, by depositing the same in the United States mail, postage prepaid, directed to such stockholder or director at his address as it appears on the records of the corporation, or in default of such address, to such director or stockholder at the General Post Office in the City of Wilmington, Delaware, and such notice shall be deemed to be given at the time when the same shall be thus deposited. Notice of special meetings of the Board of Directors may also be given to any director by (i) telephone, (ii) telecopier, (iii) electronic mail, (iv) telex or (v) telegraph or cable, and in the latter event the notice shall be deemed to be given at the time such notice, addressed to such director at the address hereinbefore provided, shall be transmitted or delivered to and accepted by an authorized telegraph or cable office.

2. Whenever by statute or by the Certificate of Incorporation or by these By-Laws a notice is required to be given, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of any stockholder or director at any meeting thereof shall constitute a waiver of notice of such meeting by such stockholder or director, as the case may be, except as otherwise provided by statute.

ARTICLE XXVIII

Alteration of By-Laws

These By-Laws may be altered, amended, changed or repealed by vote of the stockholders or at any meeting of the Board of Directors by the vote of a majority of the directors present or as otherwise provided by statute.

ARTICLE XXIX

Indemnification of Corporate Personnel

The corporation shall indemnify any person who is or was a director, advisory director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, advisory director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise as provided in the Certificate of Incorporation. Expenses incurred by such a director, advisory director, officer, employee or agent in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as provided in the Certificate of Incorporation. The corporation shall have power to purchase and maintain insurance on behalf of any such persons against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Certificate of Incorporation. The indemnification provisions of this Article XXIX and the Certificate of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any applicable law, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

The provisions of this Article XXIX and Article EIGHTH of the Certificate of Incorporation shall be deemed to be a contract between the corporation and each person who serves as such director, advisory director, officer, employee or agent of the corporation in any such capacity at any time while this Article XXIX and Article EIGHTH of the Certificate of Incorporation are in effect. No repeal or modification of the provisions of this Article XXIX and Article EIGHTH of the Certificate of Incorporation nor, to the fullest extent permitted by law, any modification of law shall adversely affect any right or protection of a director, advisory director, officer, employee or agent of the corporation then existing at the time of such repeal or modification.